Exhibit 12.1

Royal Caribbean Cruises Ltd.
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Years Ended December 31,
	2014	2013	2012	2011	2010

Earnings

Net income	$764,146	$473,692	$18,287	$607,421	$515,653
Income tax (benefit) expense	(20,896)	24,937	55,518	20,673	20,266
Income from equity investees, net of distributions	(45,362)	(26,071)	(21,078)	(118)	(200)

Fixed charges	299,410	364,515	383,575	409,246	409,065
Capitalized interest	(28,827)	(17,878)	(13,281)	(13,986)	(28,093)

Earnings	$968,471	$819,165	$423,021	$1,023,236	$916,691

Fixed Charges
Interest expense (1)	$287,126	$350,299	$369,062	$396,402	$399,300
Interest portion of rent expense (2)	12,284	14,216	14,513	12,844	9,765

Fixed charges	$299,410	$364,515	$383,575	$409,246	$409,065

Ratio of Earnings to Fixed Charges	3.2x	2.2x	1.1x	2.5x	2.2x

(1) Interest expense includes capitalized interest and amortization of deferred financing expenses.
(2) Interest portion of rent expense represents actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rent expense is representative of the interest factor.